SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Schedule 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                (Amendment No. 4)

                             SEER TECHNOLOGIES, INC.
               --------------------------------------------------
                                (Name of Issuer)

                              LEVEL 8 SYSTEMS, INC.

                               LIRAZ SYSTEMS LTD.

                 ----------------------------------------------
                      (Name of Person(s) Filing Statement)

                    Common Shares, par value $0.01 per share

                         (Title of Class of Securities)

                                   815780 10 1
                 ----------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Arie Killman
                              Level 8 Systems, Inc.
                            1250 Broadway, 35th Floor
                               New York, NY 10001
                                 (212) 244-1234
                 ----------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                    Copy to:

                             Edward W. Kerson, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

------------------------------------------------------------------------------
        This statement is filed in connection with (check the appropriate box):
a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_|  The filing of a registration statement under the Securities Act of 1933.
c. |X|  A tender offer.
d. |_|  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|


Calculation of Filing Fee


  Transaction valuation                       Amount of filing fee
  ---------------------                       --------------------
     $1,697,409 (1)                               $339.48 (2)
  ---------------------                       --------------------

(1) Calculated by multiplying $0.35, the per share tender offer price, by 4,849,739, the number of shares of common stock being sought in the tender offer.
(2)      Calculated as 1/50 of 1% of the transaction value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $339.48

Form or Registration No.: 14D-1

Filing Party: Level 8 Systems, Inc.

Date Filed: February 1, 1999

                                Page 1 of 5 Pages

                                 Amendment No. 4


     The undersigned hereby amend Items 9 and 17 of their Schedule 13E-3 as hereinafter set forth.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

     Item 9 is hereby amended to read in its entirety as follows:

     (a)-(b) An outside technology consultant to Liraz, Burton Grad Associates, Inc., conducted a preliminary due diligence study of the Company in the areas of operations, technologies, customer attitudes and business/strategic plans. In conducting the due diligence study, the consultant requested certain information from the Company for each of the areas to be examined, which included financial statements, corporate and technical strategy overviews, product research notes, annual reports, a prospectus and marketing materials of the Company. The consultant also conducted on-site and phone interviews with identified key executives of the Company and performed a limited survey of representative Company customers to determine their satisfaction with the Company products, services and business operations.

     The  consultant's  preliminary  due  diligence  report on August  13,  1998 reported that, although the Company's technology products and services were sound and competitive, the Company faced extensive business problems and risks. Those problems and risks included (a) low employee/management morale and lost loyalty from extensive layoffs; (b) perceived financial weakness and performance concerns by customers; (c) very low revenue from new sales with flat maintenance and lower services revenue; (d) lack of market opportunities; (e) strong competition; (f) loss of key personnel; (g) loss of business momentum; (h) dependence on IBM's marketing alliance for sales in Europe; and (i) poor U.S. sales performance. The consultant's preliminary due diligence report on August 13, 1998 concluded that the acquisition of the Company would be a highly risky undertaking, particularly considering the magnitude of the financial investment required to cover the Company's existing debt and to reestablish the Company as a growing, profitable company, and recommended that Liraz not proceed with a transaction that would involve any investment, unless the bank debt could be eliminated (or sharply reduced). The transaction proposed in August 1998 was abandoned and no final report was prepared by the consultant.

     (c) The report is available for inspection and copying at the principal executive offices of Seer during its regular business hours by any interested equity security holder of Seer or his/her representative who has been so designated in writing. Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. The omitted portions have been separately filed with the Commission.


Item 17.  Material to be Filed as Exhibits

     Item 17 is hereby amended to add the following exhibit:

     (b)(1) Preliminary Due Diligence Report dated August 13, 1998 prepared by Burton Grad Associates, Inc. (Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. The omitted portions have been separately filed with the Commission.)

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 1999 LEVEL 8 SYSTEMS, INC.


                      By: /s/ Arie Kilman
                          -------------------------------------------
                          Name:  Arie Kilman
                          Title: Chairman of the Board and
                                 Chief Executive Officer


                      LIRAZ SYSTEMS LTD.


                      By: /s/  Arie Kilman
                          -------------------------------------------
                          Name:  Arie Kilman
                          Title: Chairman of the Board and President

                               13E-3 EXHIBIT INDEX

Exhibit                                     Description
-------                                     -----------

(a)        None
(b)(1) Preliminary Due Diligence Report dated August 13, 1998 prepared by Burton Grad Associates, Inc.**
(c)(1)     Agreement dated as of November 23, 1998 among Level 8 Systems,
           Inc.,  Welsh  Carson  Anderson & Stowe VI, L.P.  ("WCAS")  and
           certain   parties   affiliated  or  associated  with  WCAS  is
           incorporated  by  reference to Exhibit 2.1 of Level 8 Systems,
           Inc.'s Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1999.
(d)(1)     Offer to Purchase dated February 1, 1999*
(d)(2)     Letter of Transmittal*
(d)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(d)(4)     Letter To Our Clients*
(d)(5)     Notice of Guaranteed Delivery*
(d)(6)     Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9*
(d)(7)     Press Release dated February 1, 1999*
(d)(8)     Supplement to the Offer to Purchase dated February 24, 1999*
(d)(9)     Press Release dated March 2, 1999*
(d)(10)    Press Release dated March 16, 1999*
(e)        None
(f)        None
-------------------------------
*    Previously filed.
** Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. The omitted portions have been separately filed with the Commission.